UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 14D-9/A

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Worldwide, Inc.

(Name of Subject Company)

_______________

 MediaNews Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

611742107

(CUSIP Number of Class of Securities)

Marshall Anstandig

MediaNews Group, Inc.

101 W. Colfax, Suite 1100

Denver, Colorado 80202

(408) 920-5999

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

Eleazer Klein, Esq. Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2016 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by MediaNews Group, Inc., a Delaware corporation (“MNG”). The Schedule 14D-9 relates to the tender offer by Merlin Global Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Randstad North America, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 6, 2016, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Monster Worldwide, Inc. (“Monster”) at a purchase price of $3.40 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the “Tender Offer.”

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 9.	Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit regarding statements made by MNG on a revised preliminary consent statement regarding the Tender Offer (the “Consent Statement Excerpts”), filed with the SEC on October 18, 2016:

Exhibit No.	Description
3	Consent Statement Excerpts, dated October 18, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDIANEWS GROUP, INC.

By:	/s/ Joseph Anto
Name: Joseph Anto
Title: Authorized Signatory

Date: October 18, 2016

EXHIBIT 3

The following statements were made by MNG regarding the Tender Offer in a revised preliminary consent statement filed with the SEC on October 18, 2016:

We are confident that with the right leadership and oversight, Monster can stem the revenue declines it is experiencing and restructure its operations to significantly increase profitability. Because this Consent Solicitation is being offered as an alternative to the Tender Offer, we expect that stockholders who consent to the Proposals will not tender their shares in the Tender Offer. If this Consent Solicitation is successful and the Tender Offer has not yet been consummated, we believe that the new Board may be required, under applicable law and based on the advice of counsel, to withdraw the Board’s previous recommendation that stockholders of the Company accept the Tender Offer and tender their shares. As a result of such change in recommendation, Randstad may be entitled to terminate the Merger Agreement and cause the Company to pay a termination fee of $9,000,000.

Should the Tender Offer not have been consummated and the Merger Agreement not have been terminated prior to November 30, 2016 (or such later date if extended pursuant to the Merger Agreement), the Nominees currently intend to terminate the Merger Agreement. Such decision, along with all other decisions made by the Nominees should they be elected to the Board, will be subject to the Nominees’ fiduciary duties as directors and their being fully informed by management and advisors of all relevant facts and information. In the event that both the Consent Solicitation and the Tender Offer are successful, we expect the new Board to comply with its responsibilities under the Merger Agreement, which may include permitting the consummation of the merger.